Herbert Smith

RECEIVED
2005 NOV -8 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Strictly private and confidential

Securities and Exchange Commission
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Date
03 November 2005

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached in Annex 1, a copy of the Company's press release relating to its 3rd Quarter 2005 Results, released on 27 October 2005. This release supplements the information that the Company has made public, filed or distributed since it applied for an exemption under Rule 12g3-2(b) on 22 April 2005.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,

Jeff Hendrickson

11/9

10\2433782_1

Herbert Smith

U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
M: +44 (0) 7795 601263
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith
Adam Wells, Herbert Smith

w/enc

File No: 82-34879
Date
03 November 2005
Letter To
Securities and Exchange Commission

Herbert Smith

RECEIVED
2005 NOV -8 P 1:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

tomtom®

Third quarter 2005

Another quarter of strong revenues and net profit growth

Financial highlights:

- Revenue of € 250.0 million, up 373% on the prior year and 118% on the previous quarter
- 538,000 integrated units shipped, up 632% on the prior year and 105% on the previous quarter
- Average selling price for integrated units of € 402, up 10% on the previous quarter
- Net profit of € 58.7 million, up 166% on the previous quarter
- Fully diluted EPS of € 0.50 for the quarter, up from € 0.20 in the previous quarter

Operational highlights:

- Consolidation of European market leadership position
- Successful ramp up of production volumes across the GO range
- Distribution in North America increased to 2500 outlets
- Acquisition of Datafactory ahead of entry into Tracking and Tracing market

Outlook:

- Wide and deep retail presence and balanced stock levels in the channel ahead of the holiday season
- Launch of the TomTom ONE entry-level product in the fourth quarter
- North American advertising campaign including TV, radio and print has begun
- Full year 2005 guidance increased: revenues now expected to be approximately three and a half times 2004 revenues with the operating margin modestly higher than in 2004

Key figures

(unaudited) (in € millions)	Q3 '05	Q3 '04	Change	YTD '05	YTD '04	Change
Revenue	250.0	52.8	373%	431.0	102.8	319%
Operating profit	82.2	13.0	532%	127.7	24.2	428%
Net profit	58.7	7.9	643%	94.5	15.3	518%
EPS – fully diluted (€ per share)	0.50	0.07	614%	0.84	0.14	500%

TomTom NV ('TomTom'), a leading provider of personal navigation products and services, reported today that it had grown revenue and profit substantially in the third quarter of 2005. TomTom's revenues for the third quarter increased from € 52.8 million in 2004 to € 250.0 million in 2005 and third quarter net profit rose from € 7.9 million in 2004 to € 58.7 million in 2005. The growth in revenues in the third quarter was primarily driven by the success of the GO family of products: the GO 300, the GO 500 and the GO 700.

Tom Tom's Chief Executive Officer, Harold Goddijn said:
"The market for personal navigation devices has continued to grow strongly. Integrated devices have overtaken PDA solutions as the driver of growth in the sector and we expect this trend to continue.

The third quarter was exceptionally strong in terms of both revenues and profits. Revenue growth accelerated as a result of healthy consumer demand and requirements by retailers to increase the level of inventory in the channel. Profitability was further enhanced as a result of an increase in the gross margin and because of seasonally low marketing spend.

In an increasingly competitive environment, we are well positioned with our range of GO products and our newly introduced entry-level product, TomTom ONE. With the TomTom ONE, which has just started to ship at a price of € 399, we will have products at all of the important price points in the lead up to the holiday season. We have built European market leadership and a strong retail presence. The retail channel is well stocked and product availability is good as we head into the key holiday season.

Given the very strong third quarter which we had and based on the trends we are currently seeing in retail, we are increasing our estimates for the full year. We now estimate that full year revenues for 2005 will be approximately three and a half times those in 2004 with a full year operating margin modestly higher than 2004's reported operating margin"

Full year development

During the third quarter, we ramped up production to meet accelerating consumer demand and to address the requirement by retailers to increase stock in the channel as their stock levels were too low at the start of the quarter. We are now comfortable with product availability in the channel. We estimate that approximately one third of our third quarter revenues came from the increase of stock in the channel to the normal level required by retailers. In order to measure revenue growth in the fourth quarter, the impact on third quarter revenues of addressing the shortage of inventory in the channel at the end of the second quarter, should be taken into consideration.

The mix of revenues will change in the fourth quarter because of volume shipments of the TomTom ONE product, which will increase our volumes overall but reduce the average selling price of integrated devices to a level slightly lower than we have seen so far this year. TomTom ONE sales will also cause a modest reduction in the gross margin. We are supporting our sales activities in the fourth quarter with major investments in advertising both in Europe and North America.

Operational review

In the third quarter, we successfully ramped up production across the GO family; the GO 300, GO 500, and GO 700. We more than doubled volumes shipped from 262,000 integrated units in the second quarter to 538,000 units in the third quarter. The product mix included a higher proportion of GO 500s and 700s than in the second quarter, which resulted in a 10% increase in the average selling price of integrated devices for the quarter to € 402.

We successfully executed our plan in North America as we increased the number of retail outlets to the 2500 number that we had planned to achieve by the end of the summer. We also signed an agreement for a MapQuest branded TomTom GO product. During the third quarter, we focused our marketing spend on merchandising and sales training in retail. In the fourth quarter, we will continue to expand our presence in retail, taking our distribution outlets in North America up to 3700, and we are supporting this expansion with a multi-million dollar advertising campaign including TV, radio and print across the USA.

In the automotive sector, the agreement with Nissan in France, signed in September, 2005 is the latest of a number of agreements which we have reached with different manufacturers across Europe. The agreement with car rental company AVIS, announced last quarter, has also been successful.

With the recent acquisition of the tracking and tracing company Datafactory, we are positioning ourselves to start addressing the convergence that is taking place between navigation, tracking and tracing, and messaging solutions.

Financial Review

Revenue

Revenues in the third quarter were € 250.0 million, compared with € 52.8 million in the third quarter of 2004, and they increased by € 135.2 million over second quarter revenues of € 114.8 million. Revenues from our North American operation grew from € 5.0 million in the second quarter to € 10.5 million in the third quarter. The strong growth in the quarter was driven by strong demand for the new GO range that we released in the second quarter. We shipped 538,000 GO units in the quarter up from 262,000 in the second quarter. The average selling price of integrated devices compared to the previous quarter increased from € 365 to € 402 reflecting the increased proportion of GO 500s and 700s in the mix and bringing the average selling price for the year to date for integrated units to € 395.

Revenues of non-integrated products increased in the quarter to € 20 million from € 12.6 million primarily because of higher sales of software for smartphones (Mobile 5) which both increased volumes and average selling prices.

Other revenues grew sharply in the period driven by map upgrade sales following new map releases in the second quarter. TomTom Plus (content and services), introduced in the second quarter, made a modest contribution to other revenue and continues to grow monthly driven principally by the sale of traffic information and celebrity voices.

(unaudited)	Q3 '05	Q3 '04	Change	YTD '05	YTD '04	Change
Revenue (in € millions)						
Integrated devices	216.5	34.0	537%	359.2	45.0	698%
Non-Integrated solutions	20.0	16.0	25%	49.0	53.2	-/-8%
Other	13.5	2.8	382%	22.8	4.6	396%
Total	**250.0**	**52.8**	**373%**	**431.0**	**102.8**	**319%**
Number of units sold						
Integrated devices	537,952	73,467	632%	908,547	96,142	845%
Non-Integrated solutions	159,954	96,815	65%	383,795	344,145	12%
Total	**697,906**	**170,282**	**310%**	**1,292,342**	**440,287**	**194%**
Average selling price (in €)						
Integrated devices	402	463	-/-13%	**395**	**468**	**-/-16%**
Non-Integrated solutions	125	165	-/-24%	**128**	**155**	**-/-17%**
Weighted average selling price	**339**	**293**	**16%**	**316**	**223**	**42%**

Gross Margin
The gross margin in the quarter was 43.3% compared with 41.7% in the previous quarter. In the third quarter, we benefited from an improved product mix in integrated products with more GO 500s and GO 700s in the mix and also from cost savings in our product costs. However, the gross margin was reduced by a stronger US dollar in the period. The US dollar strengthened by 4.4% against the euro on average during the quarter, which had a negative impact of 1.9% on our gross margin.

Operating Expenses
Operating expenses decreased sharply to 10.4% of revenue in the quarter compared with 18.2% in the second quarter principally because of seasonally low marketing spend as a percentage of revenue. Marketing expenditure was 4.3% of revenue compared with 10.5% in the second quarter. Research and development spend was 1.0% of revenue compared with 1.9% in the second quarter and other Selling, General & Administrative costs were 5.1% of revenue down from 5.8% in the second quarter.

Operating Margin
The operating margin in the third quarter was 32.9% of revenue, significantly higher than in both the third quarter of last year and in the second quarter of 2005, respectively 24.5% and 23.5%. The change compared to the second quarter of 2005 was primarily driven by the increase in the gross margin and by the lower marketing spend as a percentage of revenue.

Financial Income and Expenses
We recorded a net gain of € 3.4 million in the quarter, which was mainly from gains on forward foreign exchange contracts to purchase US dollars in order to pay our most significant contract manufacturers. We revalue all forward contracts at the end of each period whether or not they have matured. This gain therefore is made up of both realized and unrealized net gains.

Tax
The effective tax rate for the company in the quarter was 31.5% made up of the tax on the profits of the European operations comprised primarily of the Dutch tax rate of 31.5%.

Cash flow
We generated cash from operations of € 55.9 million after investing € 39.9 million in working capital to support the growth of the company.
We invested € 14.5 million in investing activities mainly on the acquisition of Datafactory, and our cash balances overall increased by € 42.6m.

Balance sheet
At the end of the quarter, we had shareholder's equity of € 250.8 million and a net cash position of € 230.5 million.

Included in shareholders' equity, is € 1.1 million that was added to the stock compensation reserve for stock options granted in the quarter. It was also charged to operating expenses in line with IFRS requirements.

Overall, the working capital elements of the balance sheet increased in line with the growth in the business. The acquisition of Datafactory led to an increase in intangible assets of € 12.4 million. Part of the consideration was deferred in the form of an earn-out, and this together with the growth related increase in the warranty provision was the reason for the increase in the provisions in the balance sheet.

Contacts

Investor relations & corporate media:

Taco Titulaer

Investor.Relations@TomTom.com

+31 (0) 20 850 0994

ISIN: NL 0000387058
Common Code: 021984272
Amsterdam Security Code Number: 38705
Eurolist by Euronext Symbol: TOM2

Q3 2005 Results Presentation Audio Web cast Information
The information for our third quarter results audio web cast is as follows:

Time: Thursday 27 October 2005 at 2 PM CET
Place: www.tomtom.com

Please log on to our website to listen in.

About TomTom
TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom ONE, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smart phones and TomTom Plus, a location-based content and services offering for TomTom's navigation products and Datafactory's Webfleet platform for Tracking and Tracing services. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, Germany, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 20 countries and online.

TomTom NV Third Quarter Financial Statements

1.1 Consolidated Income Statement for the three month period from 1 July to 30 September

(unaudited) (in € thousands)	Q3 2005	Q3 2004
Revenue	250,001	52,844
Cost of sales	141,670	28,882
Gross profit	108,331	23,962
Operating expenses		
Research & development	2,646	945
Marketing	10,755	7,033
Selling, general and administrative	12,705	3,023
Total operating expenses	26,106	11,001
Operating profit	82,225	12,961
Net financial income and (expenses)	3,419	-344
Profit before taxation	85,644	12,617
Taxation	26,968	4,700
Net profit	**58,676**	**7,917**
Average number of shares outstanding (in thousands)	107,281	100,000
Average number of shares outstanding, diluted (in thousands)	116,719	107,726
Earnings per share - basic (in Euros)	0.55	0.08
Earnings per share- diluted (in Euros)	0.50	0.07

TomTom NV Third Quarter Financial Statements

1.2 Consolidated Income Statement for the nine month period from 1 January to 30 September

(unaudited) (in € thousands)	YTD 2005	YTD 2004
Revenue	431,003	102,825
Cost of sales	243,603	58,020
Gross profit	187,400	44,805
Operating expenses		
Research & development	6,560	2,814
Marketing	27,991	9,998
Selling, general and administrative	25,156	7,771
Total operating expenses	59,707	20,583
Operating profit	127,693	24,222
Net financial income and (expenses)	10,827	-169
Profit before taxation	138,520	24,053
Taxation	43,997	8,790
Net profit	**94,523**	**15,263**
Average number of shares outstanding (in thousands)	103,236	100,000
Average number of shares outstanding, diluted (in thousands)	112,595	106,569
Earnings per share - basic (in Euros)	0.92	0.15
Earnings per share- diluted (in Euros)	0.84	0.14

Herbert Smith

TomTom NV Third Quarter Financial Statements

2. Consolidated Balance Sheet

(unaudited) (in € thousands)	30 Sept 2005	31 Dec 2004
Non-current assets		
Intangible assets	13,756	960
Property, plant and equipment	3,777	2,050
Total non-current assets	17,533	3,010
Current Assets		
Inventories	67,960	13,402
Trade receivables	117,327	29,383
Other receivables and prepayments	13,920	4,975
Financial instruments	4,935	-
Cash and cash equivalents	230,506	40,167
Total current assets	434,648	87,927
Total assets	**452,181**	**90,937**
Equity and liabilities		
Shareholders' Equity		
Share capital	21,456	18
Share Premium	115,106	619
Legal reserves	1,151	946
Cumulative translation reserve	4	15
Stock compensation reserve	4,529	2,614
Retained earnings	108,549	33,594
Total equity	250,795	37,806
Provisions	10,285	394
Long term liabilities		
Deferred tax liability	723	1,301
Long term liabilities	293	-
Total long term liabilities	1,016	1,301
Current liabilities		
Trade payables	64,087	25,608
Tax and social security	51,751	12,867
Other accruals	32,598	6,248
Other liabilities	41,409	6,713
Financial instruments	240	-
Total current liabilities	190,085	51,436
Total equity and liabilities	**452,181**	**90,937**

TomTom NV Third Quarter Financial Statements

3. Statement of changes in equity for the period ended 30 September, 2005.

(unaudited) (in € thousands)	Share capital	Share premium	Legal reserves	Cumul. transl. adjust.	Stock compens. reserve	Retained earnings	Total
Balance 1 Jan 2004	18	619	579	30	103	6,244	**7,593**
Translation differences							-
Profit for the year						15,262	**15,262**
Transfer to legal reserves			253			-253	-
Transfer to stock compensation reserve					379		**379**
Balance 30 Sept 2004	**18**	**619**	**832**	**30**	**482**	**21,253**	**23,234**
Translation differences				-15			**-15**
Profit for the year						12,455	**12,455**
Transfer to legal reserves			114			-114	-
Transfer to stock compensation reserve					2,132		**2,132**
Balance 31 Dec 2004	**18**	**619**	**946**	**15**	**2,614**	**33,594**	**37,806**
Translation differences				-11			**-11**
Profit for the year						94,523	**94,523**
Transfer to legal reserves			205			-205	-
Transfer to stock compensation reserve					1,915		**1,915**
Recapitalization	19,982	-619				-19,363	-
Issue of Share Capital	1,456	115,106					**116,562**
Balance 30 Sept 2005	**21,456**	**115,106**	**1,151**	**4**	**4,529**	**108,549**	**250,795**

TomTom NV Third Quarter Financial Statements

4.1 Consolidated cash flow statement for Q3 2005

(unaudited) (in € thousands)	Q3 2005	Q3 2004
Cash flow from operating activities		
Operating profit	82,225	12,960
Foreign exchange results	2,484	-338
Adjustments for non-cash items:		
Depreciation and amortization	857	317
Additions to provisions and other liabilities	9,145	175
Additions to stock compensation reserve	1,073	228
Changes in working capital:		
Decrease / (Increase) in inventories	-39,761	-10,860
Decrease / (Increase) in receivables	-68,847	-7,147
(Decrease) / Increase in current liabilities (excl income tax)	68,683	4,983
Cash generated from operations	55,859	318
Interest (paid)	258	-27
Interest received	1,109	20
Corporate income taxes (paid) / received	-48	-186
Net cash flow from operating activities	57,178	125
Investments in intangible fixed assets	-12,926	-166
Investments in property, plant and equipment	-1,594	-242
Total cash flow used in investing activities	-14,520	-408
Proceeds on issue of shares	-56	-
Total cash flow from financing activities	-56	-
Net increase in cash and cash equivalents	42,602	-283
Cash and Cash equivalents at beginning of period	187,904	7,153
Cash and Cash equivalents at end of period	230,506	6,870

TomTom NV Third Financial Statements

4.2 Consolidated Cash Flow Statement for the period 1 January to 30 September

(unaudited) (in € thousands)	YTD 2005	YTD 2004
Cash flow from operating activities		
Operating profit	127,693	24,221
Foreign exchange results	4,289	-151
Adjustments for non-cash items:		
Depreciation and amortisation	1,760	761
Additions to provisions	10,184	125
Additions to stock compensation reserve	1,915	379
Changes in working capital:		
Decrease / (Increase) in inventories	-54,558	-18,785
Decrease / (Increase) in receivables	-96,889	-18,693
(Decrease) / Increase in current liabilities (excl income tax)	92,993	14,172
Cash generated from operations	87,387	2,029
Interest paid	40	-54
Interest received	1,793	36
Corporate income taxes (paid) / received	840	-304
Net cash flow from operating activities	90,060	1,707
Cash flow used in investing activities		
Investments in intangible assets	-13,387	-465
Investments in property, plant and equipment	-2,896	-1,268
Total cash flow used in investing activities	-16,283	-1,733
Cash flow from financing activities		
Proceeds on issue of shares	116,562	-
Total cash flow from financing activities	116,562	-
Net increase in cash and cash equivalents	190,339	-26
Cash and Cash equivalents at beginning of period	40,167	6,896
Cash and Cash equivalents at end of period	230,506	6,870

TomTom NV Third Quarter Financial Statements

5.1 Accounting policies

Basis of accounting

The financial statements for the three-month period ended 30 September 2005 with related comparative information have been prepared in accordance with International Financial Reporting Standards (IFRS). Accounting policies and methods of computation followed in the interim financial statements, for the period ended 30 September 2005, are the same as those followed in the Financial Statements included in the IPO prospectus.

Business combinations

Investments in affiliated companies are included in the balance sheet based on net asset value. The costs of the acquisition are allocated to assets and liabilities (purchase price allocation). Intangible assets arising from acquisitions are amortised using the straight-line method over their estimated economic lives. The part of the purchase price that cannot be allocated to assets and liabilities is allocated to goodwill.

5.2 Segment reporting

The Company offers integrated and non-integrated solutions under the business line of personal navigation solutions. The Company generates sales across different geographical regions.

(unaudited) (in € thousands)	Q3 2005	Q3 2004	YTD 2005	YTD 2004
Revenues per Region				
Europe	236,242	50,719	411,164	100,294
North America	10,496	2,125	15,929	2,531
Rest of World	3,263	-	3,910	-
Total	250,001	52.844	431,003	102,825

This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and the industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing of sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.